EXHIBIT 99.1

Westport Fuel Systems Reports First Quarter Fiscal 2018 Financial Results

Performance on Track

VANCOUVER, British Columbia, May 10, 2018 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) reported financial results for the first quarter ended March 31, 2018 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"We started 2018 with improved underlying performance across our business," said Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. “Overall, revenues have increased from Q4 2017 and over the prior year quarter, and we are on track to achieve positive adjusted EBITDA during the second quarter of 2018. We have a diverse product and brand portfolio for a variety of applications and markets, with various alternative fuels that are ready-now. We are supported by favourable macroeconomic factors impacting the demand for diesel vehicles and stricter emissions regulations, which increase consumer demand for alternative fuel vehicles. We are building on this momentum by broadening our product offerings, deploying market-ready solutions, and engaging with key original equipment manufacturers ("OEMs") and industry partners."

 2018 KEY PRIORITIES TRACKING WELL

  With the launch of Westport HPDI 2.0™ in Q4 2017 and the continued focus on expense management and project prioritization, the company reported the following:
    a 26% reduction in research and development ("R&D") expenses from $12.1 million in Q1 2017 compared with $8.9 million in Q1 2018, and a 25% reduction from Q4 2017 to Q1  2018;
    a 1% improvement in net loss from continuing operations from $12.8 million in Q1 2017 compared with $12.7 million in Q1 2018, and a 34% improvement from Q4 2017 to Q1 2018;
    a 15% improvement in adjusted EBITDA from a loss of $4.1 million in Q1 2017 to a loss of $3.5 million in Q1 2018; and
    a 56% reduction in capital expenditures from $8.1 million in Q4 2017 to $3.6 million in Q1 2018 as the majority of investment to meet capacity requirements for Westport HPDI 2.0™ was completed in Q4 2017.
  Cummins Westport Inc. ("CWI") commenced production of the ISX12N, the first 12L Near Zero Emission engine with 0.02 g/bhp-hr NOx, a 90% reduction from engines operating at the current EPA NOx limit.
  Strong delayed OEM (new car conversion) sales in the quarter as a result of a reduction in demand for vehicles with traditional fuels. This solution provides OEMs an immediate "showroom ready" option of alternative fuel vehicles. With stricter emissions requirements globally, the demand to develop natural gas fuel system solutions for a wide range of applications from three wheelers to trucks and buses, and support for regulatory compliance activity, is growing.

GUIDANCE

Westport Fuel Systems expects to achieve full year 2018 consolidated revenues from continuing operations of $255 million to $275 million, up 3% to 11% over full year 2017. Westport Fuel Systems also expects to achieve positive adjusted EBITDA during the second quarter of 2018, driven by continued reduction in research and development expenses and CWI performance.

Q1 2018 FINANCIAL HIGHLIGHTS

CONTINUING OPERATIONS
($ in millions, except per share amounts)	Three Months Ended March 31,		Change Better / (Worse)
	2018	2017
Consolidated Revenues	$67.6	$60.0	13%
Consolidated Gross Margin	15.3	17.5	(13)%
Consolidated Gross Margin %	23%	29%	—
Consolidated Operating Expenses	26.4	29.5	11%
Research & Development Expenses (1)	8.9	12.1	26%
Income from Unconsolidated Joint Ventures	1.5	1.8	(17)%
Net Loss from Continuing Operations	$(12.7)	$(12.8)	1%
Net Loss per Share from Continuing Operations	$(0.10)	$(0.12)	17%
Adjusted EBITDA (2)	$(3.5)	$(4.1)	15%

(1) Research & development expenses are included in consolidated operating expenses.

(2) Adjusted EBITDA is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

  Consolidated revenues for the quarter ended March 31, 2018 increased by $7.6 million to $67.6 million, or 13% over the same period last year. This is largely driven by the appreciation of the Euro against the U.S. dollar, strong sales in the European aftermarket and delayed OEM business, and shipments of the Westport HPDI 2.0™ product.
  Consolidated gross margin for the quarter ended March 31, 2018 decreased by $2.2 million to $15.3 million, or 13% over the same period last year. The decrease in gross margins is primarily due to lower service revenues and the ramp up of the Westport HPDI 2.0™ product.
  Consolidated operating expenses for the quarter ended March 31, 2018 decreased by $3.1 million to $26.4 million, or 11% over the same period last year despite the appreciation of the Euro and the Canadian dollar. The reduction in operating expenses is mostly related to lower R&D expenses during the first quarter of 2018 as a result of the launch of Westport HPDI 2.0™ in the fourth quarter of 2017.
  Income from the unconsolidated joint ventures for the quarter ended March 31, 2018 decreased by $0.3 million or 17% over the same period last year. This reduction is primarily due to pre-buy activities in Q4 2017 in advance of the Cummins Westport 2018 on-board diagnostics ("OBD") compliant engines and vehicle readiness activities required by OEMs to integrate the new OBD compliant engines in early 2018.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	Three Months Ended March 31,		Change Better / (Worse)
($ in millions, except unit amounts)	2018	2017
Units	819	1,740	(53)%
Revenue	$52.2	$70.7	(26)%
Gross Margin	13.2	21.8	(39)%
Gross Margin %	25%	31%	—
Operating Expenses	10.2	16.8	(39)%
Segment Operating Income	$3.0	$5.0	(40)%
Westport Fuel Systems 50% Interest	1.5	1.7	(12)%
  CWI revenue for the quarter ended March 31, 2018 decreased, as expected, by $18.5 million to $52.2 million, or 26% over the same period last year. This is primarily driven by lower volumes in the first quarter of 2018 as a result of pre-buy activities in Q4 2017 in advance of the 2018 OBD compliant engines and vehicle readiness activities required by OEMs to integrate the new OBD compliant engines in early 2018.
  CWI gross margin for the quarter ended March 31, 2018 decreased by $8.6 million to $13.2 million, or 25% of revenue from $21.8 million or 31% of revenue in the prior year quarter, primarily due to lower revenues and warranty adjustments impact. For the quarter ended March 31, 2018, an unfavorable warranty adjustment of $2.5 million was recorded compared with a favorable warranty adjustment of $2.7 million in the prior year. Excluding the warranty adjustments, gross margin for the quarter ended March 31, 2018 would have been $15.7 million or 30% of revenue compared with $19.1 million or 27% of revenue in the prior year.  The improvement in gross margin is due to strong parts sale from a larger population of natural gas engines in service.
  CWI operating income for the quarter ended March 31, 2018 decreased by $2.0 million to $3.0 million, or 40% over the same period last year. However, Westport Fuel Systems share of CWI's equity interest for the quarter ended March 31, 2018 only decreased by $0.2 million to $1.5 million from $1.7 million in same period last year. This reduction is primarily due to lower gross margins, partially offset by a lower effective tax rate as a result of the U.S. tax legislation passed in December 2017, and from the lower operating expenses driven by a reduction in research and development expenses.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18
Three months ended
Net loss from continuing operations	$(12.8)	$(13.3)	$(15.7)	$(19.2)	$(12.7)

Income tax expense	(0.8)	(4.0)	0.4	(0.1)	0.9
Interest Expense, net	3.4	6.3	0.9	2.5	2.1
Depreciation and amortization	3.7	3.5	3.9	3.9	4.2
EBITDA	(6.5)	(7.5)	(10.5)	(12.9)	(5.5)

Stock based compensation	1.1	3.1	2.1	0.7	0.3
Unrealized foreign exchange (gain) loss	(1.6)	1.0	2.5	(1.3)	—
Restructuring, termination and other exit costs	1.6	(1.6)	(0.1)	1.8	0.6
Asset impairment	—	—	—	0.6	—
CWI US tax adjustment	—	—	—	6.7	—
Other	1.3	(0.3)	1.0	0.9	1.1
Adjusted EBITDA	$(4.1)	$(5.3)	$(5.0)	$(3.5)	$(3.5)

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport Fuel Systems full financials for the first quarter ended March 31, 2018, please visit www.wfsinc.com/investors/financials.

CONFERENCE CALL PRESENTATION

The company is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems full financials for the first quarter ended March 31, 2018.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for tomorrow, Friday May 11, 2018 at 8:30 am Eastern Time to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at www.wfsinc.com/investors/financials.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 2250. The replay will be available until May 18, 2018. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue, adjusted EBITDA and cash usage expectations, continued research and development investment, the demand for our products, the future success of our business and technology strategies, cash and capital requirements  as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks,uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in research and development expenses, CWI performance, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Caroline Sawamoto
Manager, Investor Relations & Communications
Westport Fuel Systems
T 604-718-2046
invest@wfsinc.com